

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Via U.S. Mail and Facsimile</u>

August 20, 2010

Mr. Dean A. Stewart, Chief Financial Officer and Controller
BMX Development Corp.
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031

> **RE: BMX Development Corp**
> **File No. 0-52670**

Dear Mr. Stewart:

We note that your Form 10-K filed April 12, 2010 includes financial statements audited by Traci J. Anderson, CPA. On August 12, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Traci J. Anderson, CPA because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Traci_Jo_Anderson.pdf

As Traci J. Anderson, CPA is no longer registered with the PCAOB; you may not include its audit reports in your filings with the Commission made on or after August 12, 2010. If Traci J. Anderson, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

You are required to report a change in auditors in an Item 4.01 Form 8-K within 4 business days. In providing the information that Item 304 of Regulation S-K requires in your Item 4.01 Form 8-K, please indicate that the PCAOB has revoked the registration of your prior auditor, Traci J. Anderson, CPA.

Please file all correspondence over EDGAR. Please advise us as to how you intend to address this matter by no later than September 3, 2010. If you have any questions, you may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828.

Sincerely,

Terry French for

Carlos Pacho
Senior Assistant Chief Accountant